

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2023

James Oliviero
Chief Executive Officer
Checkpoint Therapeutics, Inc.
95 Sawyer Road, Suite 110
Waltham, MA 02453

       Re: Checkpoint Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed April 6, 2023
           File No. 333-271171

Dear James Oliviero:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tyler Howes at 202-551-3370 with any questions.

                       Sincerely,

                       Division of Corporation Finance
                       Office of Life Sciences

cc: Matthew Mamak, Esq.